FILED BY YELLOW CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: YELLOW CORPORATION
COMMISSION FILE NO.: 0-12255

SUBJECT COMPANY: ROADWAY CORPORATION
COMMISSION FILE NO.: 000-32821

Forward-Looking Statements

Certain statements made herein (and oral statements made regarding the subjects of this filing, including on the conference call announced in the press release contained herein) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow’s and Roadway’s respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

Additional Information

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meetings of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Press release issued by Yellow on July 8, 2003
•	Slide show presentation to investors and analysts on July 8, 2003

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THE FOLLOWING PRESS RELEASE WAS ISSUED BY YELLOW ON JULY 8, 2003 TO ANNOUNCE THE PROPOSED BUSINESS COMBINATION WITH ROADWAY.

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For Immediate Release

Contact:

Investors:	Stephen Bruffett of Yellow Corp.	John Hyre of Roadway Corp.
	(913) 696-6108	(330) 258-6080
	steve.bruffett@yellowcorp.com	jhyre@roadwaycorp.com

Media:	Suzanne Dawson of Linden Alschuler & Kaplan	John Hyre of Roadway Corp.
(212) 329-1420 or (908) 242-7162 Cell
sdawson@lakpr.com

YELLOW CORPORATION TO ACQUIRE ROADWAY CORPORATION
FOR $966 MILLION

— Combined Yellow-Roadway Company Creates One of the World’s Largest
Transportation Service Providers –

—Transaction Expected To Be Accretive After the First Year,
Yielding Annual Cost Synergies of $45 Million –

OVERLAND PARK, KS and AKRON, OH – July 8, 2003 – Yellow Corporation (NASDAQ: YELL) and Roadway Corporation (NASDAQ: ROAD), two of the most widely recognized brand names in the transportation industry, today announced they have entered into a definitive agreement under which Yellow Corporation will acquire Roadway Corporation for approximately $966 million, or $48 per share (based on a fixed exchange ratio and a 60-day average price per share of $24.95 for Yellow common stock in a half cash, half stock transaction). This represents a 49 percent premium for Roadway shares based on the 60-day average closing price of Roadway stock. Yellow Corporation will also assume an expected $140 million in net Roadway indebtedness, bringing the enterprise value of the acquisition to approximately $1.1 billion.

The combined enterprise, which will be known as Yellow-Roadway Corporation, will be one of the largest transportation service providers in the world, with the ability to move shipments domestically and internationally. Yellow-Roadway will be the largest U.S.-based transportation service provider with a focus on big shipments for business-to-business customers. The combined revenue of both companies for the twelve months ending the first quarter of 2003 was nearly $6 billion.

Bill Zollars, currently chairman, president, and chief executive officer of Yellow, will be chairman, president, and chief executive officer of the combined company. James D.

Staley, currently president and chief executive officer of Roadway, will continue to lead Roadway, which will be an operating entity under the Yellow-Roadway holding company. Three members of the Roadway Board of Directors will join the Board of Yellow-Roadway – Frank P. Doyle, John F. Fiedler, and Phillip J. Meek.

The complementary operations and capabilities of Yellow and Roadway provide the combined company with the increased scale, strong financial base, and market reach necessary to increase shareholder value and enhance customer service. Specifically, this transaction will allow Yellow-Roadway to:

•	Strengthen its position in the highly competitive domestic and global transportation marketplace;
•	Continue to invest in and grow the brands of both businesses;
•	Implement best practices over a broader customer base;
•	Leverage service capabilities and technologies for the benefit of customers;
•	Introduce non-asset-based transportation management services to Roadway customers.

Yellow Corporation expects the transaction to be accretive within 12 months after closing and provide a return in excess of the weighted average cost of capital in the second year. Annual synergies of $45 million should be achieved by the end of the second year. By year five annual synergies could be in excess of $125 million.

Commenting on the transaction, Mr. Zollars said, “This strategic combination brings the strengths of Yellow and Roadway together to capture significant synergies and growth opportunities. It accelerates our ongoing strategy, implemented over the past six years, to transform Yellow into a global transportation services and solutions leader. While there will be no change in the customer interface, customers can benefit from new and expanded service capabilities and greater technological advances.”

Mr. Zollars continued, “Roadway’s management team has done an outstanding job developing their company into a leading transportation service provider. The new organization can enhance shareholder value and employee opportunities at both companies.”

Mr. Staley said, “Our decision to combine with Yellow Corporation is an excellent step forward for our company. Given the similarities in transportation operations, capabilities, and union relations that our companies share, partnering with Yellow is a logical move that clearly positions our combined organization for long-term growth and success.

“Our Akron headquarters will continue to be a major center of operations, and we will continue to invest in and build the brands of both companies,” added Mr. Staley. “Moreover, Roadway employees will become part of a larger and stronger enterprise well positioned for profitable growth.”

“Our synergy teams are focused on reducing administrative costs, creating efficiencies, and identifying duplicative areas within our two organizations,” Mr. Zollars said, adding, “We expect minimal employee displacement among Field Sales & Operations at either company. Among other employee groups, all decisions are expected to made based on best practices and expertise, irrespective of company affiliation.”

Mr. Zollars concluded, “We are creating an enterprise with a stable work environment and avenues for job growth. Our management teams are looking forward to working closely together for a smooth and expeditious transition. From increased scale and greater efficiencies, to long-term growth and financial strength, this is the right transaction at the right time with the right partner.”

In general, upon the closing of the acquisition, each share of Roadway stock will be converted into 1.924 shares of Yellow common stock. However, there is a cash election option and a collar of plus or minus 15% from $24.95 per Yellow share. Additional information is contained in the company’s current report on Form 8K being filed today with the Securities and Exchange Commission. A copy of the Form 8K can be obtained from www.sec.gov as well as Yellow’s website.

Deutsche Bank acted as financial advisor to Yellow Corporation in this transaction, and CS First Boston acted as financial advisor to Roadway Corporation.

Information about Today’s Conference Call and Meeting for Investment Community

A conference call to discuss the transaction will be held this morning at 11:00 am EST. The Roadway management discussion of second quarter results, originally scheduled for the same time at a different call-in number, will take place at the end of this call. Please note that the only way to access either the transaction discussion or the earnings discussion will be to dial a new number, namely: 1-800-437-3848, with the passcode 754635. A replay of the call will be available starting at 3:00 pm EST today by dialing 719-457-0820 or toll free at 1-888-203-1112, with the passcode 754635. The call will also be available via webcast, accessible at www.yellowcorp.com or www.roadwaycorp.com. The webcast will also be available at a special website accessible through www.yellowcorp.com/yellow-roadway, or www.roadwaycorp.com/yellow-roadway. The media is welcome to listen to the webcast or to dial in through the phone lines in a listen-only mode.

A meeting for investors and analysts will also be held this afternoon at 4:30 pm EST at the St. Regis Hotel, Rooftop Penthouse Room, 2 E. 55th Street (55th Street and Fifth Avenue). Bill Zollars and James D. Staley will make a presentation and be available on site to answer questions. The meeting will be webcast and the presentation will be accessible at either www.yellowcorp.com or www.roadwaycorp.com. The webcast and presentation will also be available at a special website accessible through www.yellowcorp.com/yellow-roadway, or www.roadwaycorp.com/yellow-roadway.

Additional Information

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717.

Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow’s 2003 Annual Meetings of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway’s 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Forward Looking Statements

This news release (and oral statements made regarding the subjects of this release, including on the conference call announced herein) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this release regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally effect both Yellow’s and Roadway’ respective businesses as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” in each of the companies respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow’s plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company’s market for its transportation services.

About Yellow

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly owned operating subsidiaries offers its customers a wide range of asset and non-asset based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

About Roadway

Included in the Dow Jones Transportation Average, Roadway Corporation (Nasdaq:ROAD), is a holding company dedicated to leveraging opportunities to expand the transportation-related service offerings available to customers through the Roadway portfolio of strategically linked transportation companies. Roadway Corporation’s principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading ISO 9001 and C-TPAT/PIP and FAST certified transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. Roadway Express provides seamless service throughout all 50 states, Canada, Mexico and Puerto Rico including export/import services for more than 100 countries worldwide. Roadway Express owns Reimer Express Lines in Canada and Mexican-based Roadway Express, S.A. de C.V. Roadway Next Day Corporation is a holding company focused on business opportunities in the shorter-haul regional and next-day markets. Roadway Next Day Corporation owns New Penn Motor Express, a next-day, ground less-than-truckload carrier of general commodities serving twelve states in the Northeastern United States, Quebec, Canada and Puerto Rico, with links to the Midwest and Southeast United States and Ontario, Canada. For additional information, contact Roadway Corporation at www.Roadwaycorp.com.

# # #

Yellow - Roadway Corporation July 8, 2003

A Strategic Combination Complementary Expertise, Services and Technologies Complementary Expertise, Services and Technologies Complementary Expertise, Services and Technologies Industry Leading Technologies Making Global Commerce Work by Connecting People, Places & Information

The Right Strategy, the Right Partner, the Right Brands, at the Right Time Advances Strategy Capitalize on strengths and minimize risks through continued investments in both companies' brands Strengthens Competitive Position Comprehensive portfolio of transportation services Grows premium services Offers non-asset solutions to customers

The Right Strategy, the Right Partner, the Right Brands, at the Right Time Benefits Customers Key customer interfaces remain in place and unchanged Supported by industry leading technology Provides Stable Work Environment for Employees Favorable Financial Markets Potential of Economic Recovery Provide the Best Customer Service and Build Shareholder Value

* Assumes a 50% cash election The Right Strategy, the Right Partner, the Right Brands, at the Right Time Highlights of the Transaction Offer of $48 per share - 50% cash, 50% stock* Roadway shareholders receive .962 shares of Yellow stock for every share they own* 15% collar, 33% walk-away Expect accretion within 12 months of closing Committed financing in place Three Roadway directors will join the Yellow-Roadway board of directors

Creates Significant Scale & Capabilities Estimated 2003 revenues of more than $6 billion Nearly 48,000 employees Significant North American networks Broad global and non-asset capabilities capabilities capabilities capabilities capabilities capabilities capabilities capabilities The largest North American transportation company focused on the movement of big shipments for business.

Expanding Our Market through Complementary Services... Comprehensive coverage of North America Premium expedited and time-definite air and ground service Next-day and second-day regional services Global freight forwarding and customs brokerage service Specialized services for trade shows and high security requirements Services for volume shipments and reverse logistics Transportation management and supply chain solutions

Technology that Benefits Customers & Creates Operational Efficiencies... Efficient variable speed networks provide the ability to serve multiple markets Industry leading customer service capabilities Ability to manage costs with business volumes E-commerce connectivity with customers and trading partners Accelerates new technology development opportunities Leverages expertise of both technology teams

Serving a Broad Array of Customer Requirements... Significant market presence Represented in all major industry segments Servicing customer needs in regional, national, and international markets National Service 0.53 Truckload 0.06 Specialized Services 0.13 1 and 2 day service 0.28

Approximately $30 million of cost synergies required to be accretive in 2004, which represents: Less than 0.5% of operating expenses Less than 1.6% of non-labor costs Conservative case of $45 million in cost synergies Total potential cost synergies exceed $125 million Expect accretion within 12 months of closing Synergies (millions) > $125 $45 $30 Synergies to be accretive Available synergies - low end Available synergies - high end Accretive Transaction

Pro Forma Leverage Both companies will continue to reduce debt between now and year-end Strength of current balance sheets support transaction financing Free cash flow generation allows for rapid debt reduction NOPAT return on capital above cost of capital within 12 months of closing Debt to EBITDA 2.6x <2.25x <2.00x Today* 12/31/03 12/31/04 Debt to Capital 51% <50% <44% Today* 12/31/03 12/31/04 Today* - Pro Forma estimate 6/30/03

Summary of Strategic Combination Comprehensive portfolio of transportation services Continue to invest in and build both companies' brands Benefit for customers Minimal impact for employees Opportunities to leverage expertise and strengths Cost synergies required to be accretive are very attainable Additional synergies available Provides new growth opportunities Economic recovery / 15% + incremental margins The Right Strategy, the Right Partner, the Right Brands, at the Right Time

Yellow - Roadway Corporation A Strategic Combination

Forward Looking Statements This presentation (and oral statements made regarding the subjects of this presentation, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "remain," "estimated" and similar expressions are intended to identify forward-looking statements. The expectations set forth in this release regarding accretion, incremental margins, economic recovery, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally effect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, technology matters, service offerings, the focus on administrative and back office synergies and are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.